Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“CorpCo”), on the one hand, and Oi S.A. (“Oi”), on the other hand, and/or (2) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo or any alternative structure to the merger (these transactions, together with any other transactions related thereto, the “Business Combination”).

In connection with the Business Combination, CorpCo or one of its affiliates plans to file, and Portugal Telecom may also file, with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

Forward-looking statements:  This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom,

Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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Explanatory note:  As previously reported, on May 5, 2014, Oi S.A. (“Oi”) completed a capital increase (the “Oi Capital Increase”) as a step of the proposed business combination among Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), Oi and Telemar Participações S.A. (“TmarPart”) (the “Business Combination”), pursuant to which, among other things, Oi issued common shares and preferred shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of its subsidiary, PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned (a) all of Portugal Telecom’s operating assets, except interests held directly or indirectly in Oi, Contax Participações S.A. and Portugal Telecom’s subsidiary Bratel B.V. and (b) all of Portugal Telecom’s liabilities at the time of the transfer (collectively, the “PT Assets”).

The PT Assets included all of the shares of PT Portugal and Portugal Telecom International Finance B.V. (the “Oi Subsidiaries”), which Oi Subsidiaries held certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”).  The Rioforte Investments, in the aggregate amount of €897 million, matured on July 15 and 17, 2014 and were not repaid by Rioforte.  On July 15, 2014, Portugal Telecom and Oi entered into a new memorandum of understanding (the “Second MOU”) with respect to the Rioforte Investments and the Business Combination. On July 22, 2014, Rioforte publicly announced that it had filed for creditor protection (gestion contrôlée) under Luxembourg law.

On July 28, 2014, Portugal Telecom filed a fourth amendment (the “Schedule 13D Amendment”) to its previously filed Statement on Schedule 13D (the “Initial Statement”) with the Securities and Exchange Commission (“SEC”) that updated information regarding the Business Combination previously reported in the Initial Statement as a result of the execution of the Second MOU.

Exhibit 1 hereto sets forth excerpts from Items 3 and 4 of the Schedule 13D Amendment concerning these updates. Exhibit 2 hereto sets forth a copy of the Second MOU described in Item 4 of the Schedule 13D Amendment.

TABLE OF CONTENTS

1.                                      Excerpts from Items 3 and 4 of the Schedule 13D Amendment filed by Portugal Telecom, SGPS, S.A. and certain of its affiliates on July 28, 2014.

2.                                      Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A. (English translation, described in the Schedule 13D Amendment filed on July 28, 2014).